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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                FINAL AMENDMENT

                                       TO
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------

                          MEDICAL DEFENSE HOLDING CO.
                                (NAME OF ISSUER)

                          MEDICAL DEFENSE HOLDING CO.
                      (NAME OF PERSON(S) FILING STATEMENT)

                        PREFERRED STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  58455P 30 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               MS. GERI MORRISON
                          MEDICAL DEFENSE HOLDING CO.
                              1311 EAST WOODHURST
                          SPRINGFIELD, MISSOURI 65804
                                 (417) 887-3120
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                              MARY ANNE O'CONNELL
                              HUSCH & EPPENBERGER
                          1200 MAIN STREET, SUITE 1700
                          KANSAS CITY, MISSOURI 64105
                                 (816) 421-4800

                               SEPTEMBER 12, 1996
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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ITEM 1. SECURITY AND ISSUER.

  This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated September 12, 1996, as amended on October 22, 1996 (the "Schedule 13E-4"), of Medical Defense Holding Co., a Missouri corporation (the "Company"), relating to the offer by the Company to purchase up to 5,000,000 shares of its Preferred Stock ("Preferred Shares"), at prices not less than $.30 nor in excess of $.40 per Preferred Share in cash upon the terms and conditions set forth in the Offer to Purchase dated September 12, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

  On November 8, 1996, the Company announced that, based upon a count by UMB Bank, n.a., the depositary for the Offer, 2,732,007 Preferred Shares were properly tendered in the Offer and that it had accepted for purchase all of such 2,781,338 Preferred Shares at a price of $.40 per Preferred Share.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  Not applicable.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

  Not applicable.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) Not applicable.

                                       1
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ITEM 8. ADDITIONAL INFORMATION.

  (a)-(e) Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended by the addition of the following exhibits:

  (a)(5) Letter dated November 8, 1996 from Ronald G. Benson, Chief Executive Officer of the Company, indicating acceptance for purchase of shares properly tendered pursuant to the Offer to Purchase.

  (a)(6) Letter dated November 8, 1996 from Ronald G. Benson, Chief Executive Officer of the Company, indicating rejection of shares not properly tendered pursuant to the Offer to Purchase.


                                   SIGNATURE

  After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Medical Defense Holding Co.

                                                  /s/ Ronald G. Benson
                                          By:__________________________________
                                                     Ronald G. Benson,
                                                  Chief Executive Officer

November 14, 1996

                                       2
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                                 EXHIBIT INDEX



 EXHIBIT
 NUMBER                      DESCRIPTION
 -------                     -----------
 (a)(5)  Letter dated November 8, 1996 from Ronald G. Benson, Chief Executive
         Officer of the Company, indicating acceptance for purchase of shares properly tendered pursuant to the Offer to Purchase.

 (a)(6)  Letter dated November 8, 1996 from Ronald G. Benson, Chief Executive
         Officer of the Company, indicating rejection of shares not properly tendered pursuant to the Offer to Purchase.
